Zale Corporation

901 West Walnut Hill Lane

Irving, Texas 75038-1003

October 24, 2013

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:  Mara L. Ransom, Assistant Director

Re:	Zale Corporation
Registration Statement on Form S-3
Filed October 2, 2013
File No. 333-191538

Dear Ms. Ransom:

This letter is being submitted in response to the comments provided by the Staff of the Division of Corporation Finance (the “Staff”) of the United States Securities and Exchange Commission (the “Commission”) set forth in the Staff’s letter dated October 21, 2013 (the “Comment Letter”) with respect to the above-referenced Form S-3 (the “Form S-3”) (File No. 333-191538), filed by Zale Corporation (“we,” “us,” “our” or the “Company”) on October 2, 2013.

For your convenience, we have set forth each comment from the Comment Letter in bold typeface and have included the Company’s response below it.  The numbered paragraphs in this letter correspond to the numbered paragraphs of the Comment Letter.

Risk Factors, page 4

1.     Please advise us what consideration you gave to including a risk factor discussing the price volatility of your common stock, or tell us why you believe this does not constitute a material risk.  If you determine to add a risk factor, please ensure that you discuss any particular factor(s) that have resulted in and/or are anticipated to cause volatility in your stock price.

Response

The Company acknowledges the Staff’s comment.  The Company intends to include offering-related risk factors in a prospectus supplement, including the following risk factor discussing the price volatility of its common stock:

“The market price for our common stock may be volatile.

In recent periods, there has been significant volatility in the market price of our common stock. In addition, the market price of our common stock could fluctuate substantially in the future in response to a number of factors, including the following:

•      price and volume fluctuations in the overall stock market from time to time;

•      significant volatility in the market price and trading volume of companies generally or retail companies;

•      actual or anticipated variations in the earnings or operating results of our company or our competitors;

•      actual or anticipated changes in financial estimates by us or by any securities analyst who might cover our stock or the stock of other companies in our industry;

•      market conditions or trends in our industry and the economy as a whole;

•      announcements by us or our competitors of significant acquisitions, strategic partnerships or divestitures and our ability to complete any such transaction;

•      announcements of investigations or regulatory scrutiny of our operations or lawsuits filed against us;

•      capital commitments;

•      changes in accounting principles;

•      additions or departures of key personnel; and

•      sales of our common stock, including the offering contemplated by this prospectus supplement, or sales by our directors and officers.

As of October 10, 2013, there were 32,815,129 shares of our common stock outstanding.  This prospectus supplement covers the sale of a substantial number of shares of our common stock in relation to our outstanding common stock, which may result in significant downward pressure on the price of our common stock and could affect the ability of our stockholders to realize the current trading price of our common stock.

In addition, in recent years the stock market has experienced extreme price and volume fluctuations. This volatility has had a significant effect on the market prices of securities issued by many companies for reasons unrelated to their operating performance. These broad market fluctuations may materially adversely affect our stock price, regardless of our operating results.”

Selling Stockholder, page 6

2.     We note that Z Investment Holdings, LLC is the direct owner of the warrants that may be exercised at any time for shares of your common stock and that it has several indirect owners.  Please identify all direct or indirect selling stockholders who are registered broker-dealers or affiliates of broker dealers.  Please note that a registration statement registering the resale of shares being offered by a broker-dealer must identify the broker- dealer as an underwriter if the shares were not issued as underwriting compensation.  For a selling stockholder that is an affiliate of a broker-dealer, the prospectus must state that: (1) the seller purchased in the ordinary course of business; and (2) at the time of purchase of the securities you are registering for resale, the seller had no agreements or understandings, directly or indirectly, with any person, to distribute the securities.  If you are unable to make these statements in the prospectus, please disclose that the seller is an underwriter.  We may have additional comments upon review of your response.

Response

The Company has been advised that none of the direct or indirect selling stockholders in the Form S-3 are registered broker-dealers or affiliates of registered broker-dealers. Accordingly, no additional disclosure has been added to the Form S-3 in response to the Staff’s comment.

3.     Please disclose the natural persons that have the ultimate voting or investment control over the shares held by GGC Opportunity Fund Management GP, Ltd. Refer to Question 140.02 and Interpretive Response 240.04 of our Regulation S-K Compliance and Disclosure Interpretations located at our web-site, www.sec.gov.

Response

In response to the Staff’s comment, the disclosure in footnote 1 to the table under the section entitled “Selling Stockholder—Beneficial Ownership” appearing on page 6 has been revised as follows:

“(1)  All of the shares of common stock beneficially owned by Z Investment Holdings, LLC are not currently outstanding but are issuable at any time upon the exercise of warrants. The warrants beneficially owned directly by Z Investment are beneficially owned indirectly by (a) Golden Gate Capital Opportunity Fund, L.P., (b) Golden Gate Capital Opportunity Fund-A, L.P., (c) GGCOF Third Party Co-Invest, L.P., (d) GGCOF Co-Invest, L.P., (e) GGC Opportunity Fund Management, L.P., (f) GGCOF Co-Invest Management, L.P. and (g) GGC Opportunity Fund Management GP, Ltd. (the “Ultimate GP”). The Ultimate GP has ultimate voting and dispositive authority over the warrants held by Z Investment and is governed by its board of directors.  David C. Dominik, a managing director of Golden Gate Capital, holds a controlling amount of the outstanding shares in Ultimate GP and also controls its board of directors.  The information in this table and footnote (other than percentages) is based on information provided to us by, or on behalf of, the selling stockholder.”

*              *              *              *              *

In responding to the Staff’s comments, the Company acknowledges that:

•      the Company is responsible for the adequacy and accuracy of the disclosure in its filings;

•      Staff comments or changes to disclosures in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•      the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under federal securities laws of the United States.

If you have any questions regarding the responses to the comments above or require additional information, please contact the undersigned at (972) 580-4980.

Sincerely,

/s/ Thomas A. Haubenstricker
Thomas A. Haubenstricker
Senior Vice President, Chief Financial Officer